SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release "OPTIBASE LTD. ANNOUNCES ADJOURNMENT OF ITS ANNUAL GENERAL MEETING" published by Optibase Ltd. on October 8, 2009.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (Form S-8 File No. 333-10840; Form S-8 File No. 333-12814; Form S-8 File No. 333-13186; Form S-8 File No. 333-91650; Form S-8 File No. 333-122128; S-8 File No. 333-137644; Form S-8 File No. 333-139688; Form S-8 File No. 333-148774;)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: October 8, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase
+972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES ADJOURNMENT OF ITS ANNUAL GENERAL MEETING

Hertzelia, Israel, October 8, 2009, Optibase Ltd. (NASDAQ:OBAS) (“Optibase” or the “Company”) announced today that the annual general meeting of Optibase shareholders convened on October 8, 2009 and the shareholders present at the meeting resolved to adjourn Optibase’s annual general meeting to Monday, October 19, 2009 at 10:00 a.m. (Israel time). The adjourned meeting will be held at Optibase offices at 7 Shenkar Street, 2 Gav Yam Centre, 3rd floor, Hertzelia, Israel. The resolution to adjourn the meeting was passed upon a proposal made by the chairman of the meeting in order to continue the Company’s discussions with its shareholders regarding certain proposals on the agenda of the meeting.

The agenda for the adjourned meeting, and the record date of the close of business on September 8, 2009 for the shareholders entitled to vote at the meeting, will remain unchanged. For information regarding the agenda at the adjourned meeting, see Optibase’s proxy statement as submitted on Form 6-K with the U.S. Securities and Exchange Commission on September 2, 2009.

The provisions of Optibase’s proxy statement dated September 2, 2009 (other than the date and time of the general meeting), shall apply also to Optibase’s adjourned meeting.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.